FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

A material change took place on November 9, 2006.

Item 3.	Press Release

On November 9, 2006, a news release in respect of the material change was disseminated through CCN Matthews.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

Item 5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, CFO & Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 9th day of November, 2006.

FRONTEER DEVELOPMENT GROUP INC.

Per:	“Sean Tetzlaff”
Sean Tetzlaff
CFO & Corporate Secretary

Schedule A

NEWS RELEASE 06-41

November 9, 2006

FRONTEER MAKES NEW GOLD DISCOVERY AT PIRENTEPE PROJECT, NW TURKEY

Fronteer Development Group Inc. ("Fronteer") (FRG -TSX / AMEX) is pleased to announce that the first round of drilling on its new Pirentepe Gold Project, in northwestern Turkey, has intersected thick intervals of near surface gold mineralization with encouraging grades in two out of four holes for which results have been received.

Pirentepe forms part of the center of a 20-kilometre-long emerging gold district, which is underpinned by Fronteer’s 100% owned Kirazli deposit to the northwest and its 100% owned Agi Dagi deposit to the southeast. Collectively these deposits have a current resource base of 461,000 indicated ounces of gold and 1,606,000 inferred ounces of gold.

Pirentepe is characterized by a three kilometre long and 700 metre wide zone of anomalous gold in soils associated with many of the telltale geological signatures shared by the Kirazli and Agi Dagi deposits.

Drilling highlights from Pirentepe include:

1.	PD-01 intersected 1.79 grams per tonne gold over 46.90 metres, starting at 17 metres depth. The hole ended in high-grade gold mineralization.

2.	PD-02 (a confirmatory hole of MTA hole MJTC-2) intersected 1.83 grams per tonne gold over 38.0 metres also starting at 17 metres.

“These exciting results confirm that Pirentepe has the potential to provide the next step change in the gold resource potential of this evolving district,” says Dr. Mark O’Dea, Fronteer’s President and CEO. “Our early success at Pirentepe strongly reinforces our belief that this area has the potential to host multiple near surface gold deposits.”

Two other holes (PD-03 to 04) tested additional targets on the Pirentepe project and returned no significant results. Ongoing drilling is currently underway in the vicinity of PD-01 and PD-02 as part of an initial 1,000-metre drill program, with follow up drilling planned for 2007.

At this point in time, Fronteer has insufficient information to ascertain true widths.

Halilaga, a second project, is located within four kilometres of Pirentepe, and will be the focus for drilling in the next few weeks. Sample results from Halilaga include gold values of up to 2.3 grams per tonne, silver values of up to 90.8 grams per tonne, and copper values of up to 0.30% . In one area on the property, Fronteer collected 40 rock chip samples at one of its target areas, 19 of which returned gold values greater than 1.0 grams per tonne.

Pirentepe and Halilaga are currently under option from Teck Cominco Limited's Turkish subsidiary (TCAM). Fronteer may earn a 100% interest in these properties subject to a back-in right to TCAM. TCAM is currently earning-back into the Agi Dagi and Kirazli properties.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects, one drill rig operating in Mexico on two gold-silver projects. Fronteer also has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon where it has just completed an extensive exploration program. Fronteer holds a 47.25% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$861 million. Fronteer has a strong balance sheet with approximately CDN$43 million in cash and short term investments.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, Perth, WA, Australia, using ICP-AES and fire assay.

* For samples 14044 and 14055, which are part of the PD-01 mineralized interval, the entire pulps were consumed before the Au content of these two samples could be determined. After considerable delay, additional pulps were prepared and shipped from the Izmir preparation lab to the ALS Chemex Perth analytical lab and results will be available shortly. In the meantime, a value of 0 g/T has been used for these two samples in the PD-01 composite calculation.

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements can be found on SEDAR. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for an Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.